Exhibit 99.1
NeoGames Formalizes Long-Term NeoPollard Interactive Operating
Agreement with Pollard Banknote.

–  Reinforces long term approach to manage existing customer accounts  –
–  Provides option to pursue future North America iLottery opportunities through NeoPollard Interactive or independently  –

January 10, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today that it has entered into a  joint venture operating agreement  with respect to NeoPollard Interactive LLC (“NPI” or the “Joint Venture”) and an amendment to the parties’ Michigan Joint Venture Agreement with Pollard Banknote Limited (“Pollard”) (the “Agreements”). The Agreements reinforce the long-term approach aimed to ensure the continued success of NPI and accordingly, the operations of its market leading customers.  In addition, the Agreements provide NeoGames and Pollard the option to pursue future iLottery opportunities in the North American market either in partnership, as part of the Joint Venture, or independently.

“Our partnership with Pollard and the formation of NPI close to a decade ago has resulted in creation of the leading provider of iLottery programs in the North American market.  NPI and its customers have and continue to benefit from the close cooperation between the partners. We are pleased to announce these long-term Agreements that provide continued future commitment to growth and success of our joint customers,” said Moti Malul, Chief Executive Officer of NeoGames.

“The Agreements represent the natural evolution of both the relationship of NPI partners and the markets in which we operate.  Both parties will cooperate closely on government relations focusing particularly on new market authorizations.  Within NPI we will continue to work closely to deliver our exceptional products and services to our existing customer accounts.   Given the ever changing market dynamics, the Agreements further provide the flexibility for both Joint Venture parties to pursue future iLottery opportunities in the North American market within the Joint Venture or independently, depending on the specific facts and circumstances of each relevant opportunity.”

The operations of NPI remain unchanged under the Agreements.  The NPI team will continue to provide world-class player operations support, account management and professional services.

About NeoGames
NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators.  The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Forward-looking statement:
Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements, that relate to our current expectations and views of future events concerning the Joint Venture with Pollard, evolution of our business and future opportunities in the North American market. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com

NeoGames S.A
63-65, Rue de Merl,
L-2146 Luxembourg
Neogames.com